  Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company”)

Unit 112. 11127 – 15 Street N.E.

Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

September 16, 2022.

Item 3: News Release

A news release was issued and disseminated via Canadian Newswire on September 19, 2022, a copy of which was filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On September 16, 2022, the Company secured a $19 million senior secured credit facility (the “Credit Facility”) with connectFirst Credit Union Ltd. (“connectFirst”), upon completion of customary conditions. The Credit Facility is for an initial 5-year term at connectFirst’s floor interest rate. Echelon Capital Markets (“Echelon”) acted as the exclusive financial advisor to the Company in connection with setting up the Credit Facility.

Item 5.1: Full Description of Material Change

The Credit Facility has a quarterly tested financial covenant of debt service coverage ratio of not less than 1.40:1, a monthly current ratio covenant of not less than 1.25:1, and a quarterly tested covenant of funded debt to earnings before interest, taxes, depreciation and amortization ratio of not more than 3:1, beginning with the quarter ending January 31, 2023.

The Company intends to use the Credit Facility to open more stores organically, hoping to increase their store count to 150 by the end of the 2022 calendar year and 200 by the end of the 2023 calendar year, invest in working capital and capital expenditures.

In connection with their services, Echelon is entitled to a cash commission equal to: (i) 1% of the aggregate amount of the Credit Facility and (ii) 1% of the amount drawdown on the Credit Facility.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer and Director

T: 403-770-9435

E: raj@hightideinc.com

Item 9: Date of Report

September 23, 2022.